BARATTA & GOLDSTEIN
                                ATTORNEYS AT LAW
                                597 FIFTH AVENUE
                              NEW YORK, N.Y. 10017
                                     -------


JOSEPH P. BARATTA             (212) 750-9700          FACSIMILE: (212) 750-8297
HOWARD J. GOLDSTEIN                                           INFO@BARAGOLD.COM
LOUIS R. AIDALA                                                      OF COUNSEL
JOAN PALERMO                                                MARGARET M. STANTON
JOSEPH A. BARATTA*                                               LINDA MARYANOV
                                                           SAMUEL M. GREENFIELD
* Admitted in NY and NJ

                                                   December 27, 2004
Via EDGAR

David Ritenour, Special Counsel
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0306

         Re:      Calypte Biomedical Corporation
                  Amendment No. 2 to Registration Statement on Form SB-2 Filed December 27, 2004
                  File No. 333-119646

Dear Mr. Ritenour:

On behalf of Calypte Biomedical Corporation ("Calypte" or the "Company"), please permit the within to serve as a supplemental response to the Commission's letter of December 21, 2004.

In that regard Exhibit 5.1 to the Registration Statement has been amended to remove the assumptions referenced in points 1 through 4 of the Commission's letter of December 21, 2004. Further in accord with the Commission's letter, reference to the General Corporation Law of the State of Delaware has been expanded to include reference to statutory provisions and applicable provisions of the Delaware Constitution and reported judicial decisions. Additionally, the penultimate paragraph has been deleted from exhibit 5.1. Finally, the limiting language as referenced in point 7 of the Commission's letter has been removed.

By way of separate correspondence, the Company has requested acceleration of the effective date of the registration. Should you have any questions please do not hesitate to contact the undersigned.

                                                Very truly yours,
                                                BARATTA & GOLDSTEIN
                                                /s/ Joseph A. Baratta
                                                JOSEPH A. BARATTA
JAB/dr
Enc.